Potkul Capital Management LLC

                        Trading Policies and Procedures



POLICY - As an adviser and a fiduciary, our clients' interest must always be placed first and foremost and our trading practices and procedures must prohi-bit unfair trading practices and seek to disclose and avoid any actual or po-tential conflicts of interest or resolve such conflicts in the client's favor.

Our firm has adopted the following policies and practices to meet the firm's fiduciary responsibilities and to insure our trading practices are fair to all clients and that no client or account is advantaged or disadvantaged over any other.

Also, our trading practices are generally disclosed in our form ADV Part II provided to prospective cleints and annually offered to clients.

BACKGROUND - As a fiduciary, many conflicts of interest may arise in the trad-ing activities on behalf of our clients, our firm and our employees and must be disclosed and resolved in the interests of the clients. In addition, securities laws, insider trading prohibitions and the Advisers Act and rules thereunder, prohibit certain types of trading activities.

AGGREGATION - The aggregation or blocking of client transactions allows an adviser to execute transactions in a more timely, equitable and efficient manner and seeks to reduce overall commission charges to clients.

Our firm's policy is to aggregate client transactions where possible and when advantageous to clients. In these instances clients participating in any aggte-gated transactions will receive an average share price and transaction costs will be shared equally among clients.

The firm's Code of Ethics addresses situations where conflicts may arise be-tween the adviser, its employees or principals ("proprietary accounts") and client transactions. Special policies and procedures are implemented in the Code of Ethics that addresses these conflicts.

ALLOCATION - As a matter of policy, an adviser's allocation procedures must be fair and equitable to all clients with no particular group or clients being favored or disfavored over any other clients.

Our policy prohibits any allocation of trades in a manner that our proprietary accounts, affiliated accounts or any particular client(s) or group of clients receive more favorable treatment than other client accounts.

Our policy is to fairly and equitably allocate transactions. In the case where an order is partially filled, the shares are distributed pro-rata to clients.

TRADE ERRORS - As a fiduciary, we have the responsibility to effect orders correctly, promptly and in the best interests of our clients. In the event any error occurs in the handling of any client transactions, due to our actions, or inaction, or actions of others, our policy is to seek to identify and correct any errors as promptly as possible without disadvantaging the client or bene-fiting ourselves in any way.

If the error is our responsibility, any client transaction will be corrected and we will be responsible for any client loss resulting from an inaccurate or erro-neous order.

Our policy and practice is to monitor and reconcile all trading activity, iden-tify and resolve any trade errors promptly and document each trade error.







RESPONSIBILITY - James Potkul has the responsibility for the implementation and monitoring of our trading policies and practices, disclosures and recordkeeping for the firm.

PROCEDURE - We have adopted various procedures to implement the firm's policy and reviews to monitor and insure the firm's trading policies are observed, implemented properly and amended or updated, which may be summarized as follows

* Continuous monitoring of our trading practices.
* Periodic reviews of our Form ADV Part II, advisory agreements and other materials for appropriate disclosures of the firm's trading practices and any conflicts of interest.